SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

801 Lakeview Dr., Suite 100

Blue Bell, Pennsylvania 19422

REQUIRED INFORMATION

Unisys Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Unisys Corporation Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 27, 2016

UNISYS CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

(In thousands)

	2015	2014
Investments in Master Trust:
Investments at Fair Value	$1,209,082	$1,375,907
Investments at Contract Value	167,184	185,306

Employer contributions receivable	594	595
Notes Receivable from Participants	7,787	8,557

Net assets available for benefits	$1,384,647	$1,570,365

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

(In thousands)

	2015	2014
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$441	$416
Net investment income (loss) from Master Trust	(18,990)	84,720

Total investment income (loss)	(18,549)	85,136
Contributions:
Employee	43,251	43,170
Employer	9,249	11,133

	52,500	54,303
Other:
Revenue credit	1,331	1,330

Total additions	35,282	140,769

Deductions from net assets attributed to:
Benefits paid to participants	220,936	170,399
Administrative and other expenses	64	24

Total deductions	221,000	170,423

Net decrease	(185,718)	(29,654)

Net assets available for benefits:
Beginning of year	1,570,365	1,600,019

End of year	$1,384,647	$1,570,365

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description

The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.

(a)	Contributions

Each Plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Company matching contributions are equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis are made in the form of cash or Company Common Stock (subject to Code limits), at the discretion of the Company. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. In 2014 and 2015, the matching contributions were paid in cash.

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d)	Vesting

Plan participants are immediately vested in their account balances at all times.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the

4	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Notes Receivable outstanding at December 31, 2015 bear interest ranging from 4.25% to 10.25% per annum. As of December 31, 2015, note maturity dates ranged from January 2016 to December 2030.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account, or in installments over one to twenty years, continue to hold his or her vested balance in the Plan (if it exceeds $1,000), or elect to roll over his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document.

(g)	Administrative Fees

As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The Company has historically paid most of the operating expenses for the Plan. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, and other administrative fees.

(h)	Revenue Credit Program

The Plan provides for a revenue credit payable to the Plan by Fidelity Management Trust Company (the Trustee) in situations where recordkeeping revenue received by the Trustee in connection with Plan services exceeds agreed-upon compensation. The Plan may direct the Trustee to use such amounts to reimburse the Company for administrative expenses associated with the Plan or to pay third-party vendors directly. Provided that the balance of the available revenue credit account exceeds $1 per participant on average, the Plan may direct the Trustee, no more frequently than once per calendar quarter, to allocate the balances to eligible participant and beneficiary accounts; provided, however, that with respect to the last quarter of the Plan year, the full remaining balance in the revenue credit account (after the payment of Plan expenses and reimbursement of the Company for the payment of Plan expenses) will be allocated to eligible participant and beneficiary accounts, effective as of the last day of the Plan year, without regard to any minimum required balance. The amount received for this credit was $1.4 million for the years ended December 31, 2015 and December 31, 2014, of which $0.1 million was used to pay Plan administrative expenses and $1.3 million was allocated to participant and beneficiary accounts in accordance with the Plan amendment for both years.

(i)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2015, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.

5	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments and Master Trust’s investments are stated at fair value except those investments that are fully benefit-responsive investments which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.

The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2015 and 2014 ranged from 0.20% to 1.35% and 0.06% to 1.25% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.26% and 1.09% per annum for 2015 and 2014, respectively.

6	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(3)	Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Plan’s Financial Statements and Notes to the Financial Statements.

In July 2015, the FASB issued ASU 2015-12 that (Part I) designates contract value as the only required measure for fully benefit-responsive investment contracts, (Part II) eliminates disclosure of net appreciation or depreciation for investments by general type and allows for it to be presented in the aggregate, and (Part III) provides for a measurement-date practical expedient. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted ASU 2015-12 Part I and II effective January 1, 2015 and applied it retrospectively to the 2014 financial statements. Part III is not applicable to the Plan.

(4)	Investments

The Plan’s investments at December 31, 2015 and 2014 were held in trust with the Trustee.

The Plan had a greater than 99% interest in the Master Trust at December 31, 2015 and 2014. The remaining amounts in the Master Trust relating to the Unisys Puerto Rico Savings Plan are $11 thousand and $29 thousand respectively. The net assets of the Master Trust are as follows (in thousands):

	2015	2014
Mutual funds:
Balanced	$627,283	702,810
Equity	463,240	507,992
Bonds	60,048	69,567
Money market	30,648	37,357
Common collective trusts	10,244	10,479
Unisys Common Stock Funds	17,630	47,731
Unisys Interest Income Fund (stated at contract value)	167,184	185,306

	$1,376,277	1,561,242

Changes in the net assets of the Master Trust for the periods ended December 31, 2015 and 2014, are as follows (in thousands):

7	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

	December 31
	2015	2014
Interest and dividends	$67,390	$109,143
Depreciation of Mutual Funds	(57,588)	(20,749)
Appreciation in Common Collective Trusts	311	2,253
Depreciation of Unisys Common Stock Funds	(29,121)	(5,933)

Net increase (decrease) before transfers	(19,008)	84,714

Transfers In	56,395	58,605
Transfers Out	(223,478)	(174,399)

Net decrease in net assets	(186,091)	(31,080)

Net Assets
Beginning of Year	1,562,791	1,593,871
End of Year	1,376,700	1,562,791

(5)	Fair Value Measurement

Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Common Stock and Mutual Funds (excluding Money Market Fund)

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

8	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Money Market Fund

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active. The unit price is based on underlying fixed income investments which are generally of high quality and liquid; however, they are reflected as Level 2 because inputs used to determine fair values are not quoted prices in an active market.

Common Collective Trusts

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying real estate investments, which are traded on an active market.

Level 3 – Unobservable inputs for the asset or liability.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.

The following sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2015 (in thousands):

9	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

	Fair value	Level 1	Level 2	Level 3
Investments in the Master Trust
Mutual funds:
Balanced	$627,283	627,283	—	—
Equity	463,240	463,240	—	—
Bonds	60,048	60,048	—	—
Money market	30,648	—	30,648	—
Common collective trusts	10,244	—	10,244	—
Unisys Common Stock Funds	17,630	17,630	—	—

Total Investments in the Master Trust	$1,209,093	1,168,201	40,892	—

The following sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2014 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Investments in the Master Trust
Mutual funds:
Balanced	$702,810	702,810	—	—
Equity	507,992	507,992	—	—
Bonds	69,567	69,567	—	—
Money market	37,357	—	37,357	—
Common collective trusts	10,479	—	10,479	—
Unisys Common Stock Funds	47,731	47,731	—	—

Total Investments in the Master Trust	$1,375,936	1,328,100	47,836	—

(6)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated May 4, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation.

The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.

10	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.

(8)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31, 2015 and 2014, the Master Trust held 1,575,235 and 1,612,036 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

(9)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$1,384,647	$1,570,365
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	0	1,549

Net assets available for benefits per the Form 5500	$1,384,647	$1,571,914

The following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500 (in thousands):

	December 31,
	2015	2014
Net investment income (loss) per the financial statements	$(18,549)	$85,136
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	0	1,549
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,549)	(2,290)

Investment income (loss) per the Form 5500	$(20,098)	$84,395

11	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Notes Receivable from Participants	Interest rates from 4.25% to 10.25% per annum with maturities from 2016 to 2030	—	7,786,756
* Party in interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS CORPORATION SAVINGS PLAN

UNISYS CORPORATION

Date: June 27, 2016	By:	/s/ Michael M. Thomson
Michael M. Thomson
Vice President and
Corporate Controller
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm